FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated March 2, 2016 of Diana Shipping Inc. (the "Company") announcing the Company's financial results for the fourth quarter and year ended December 31, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: March 2, 2016	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2015

ATHENS, GREECE, March 2, 2016 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss of $22.5 million and net loss attributed to common stockholders of $23.9 million for the fourth quarter of 2015, compared to a net loss and net loss attributed to common stockholders of $6.2 million and $7.7 million, respectively reported in the fourth quarter of 2014.
Time charter revenues were $38.3 million for the fourth quarter of 2015, compared to $46.1 million for the same quarter of 2014. The decrease in time charter revenues was mainly due to decreased time charter rates in the quarter and was partly offset by revenues derived from the increase in ownership days resulting from the enlargement of our fleet.
Net loss and net loss attributed to common stockholders for 2015 amounted to $64.7 million and $70.5 million, respectively, compared to net loss and net loss attributed to common stockholders of $10.3 million and $15.3 million, respectively, for 2014. Time charter revenues were $157.7 million for 2015, compared to $175.6 million for 2014.

Fleet Employment Profile (As of March 02, 2016)
Diana Shipping Inc.'s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
BUILT DWT

	23 Panamax Bulk Carriers
1	DANAE	A	$7,650	3.75%	Glencore Grain B.V., Rotterdam	16-Jan-15	2-Dec-15	1,2
			$4,900	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	9-Dec-15	9-Nov-16 - 9-Mar-17
	2001 75,106
2	DIONE	A	$9,250	5.00%	RWE Supply & Trading GmbH, Essen	12-Sep-14	8-Jan-16	3
			$4,350	5.00%	Nidera S.P.A., Roma	4-Feb-16	20-Jan-17 - 4-May-17
	2001 75,172
3	NIREFS	A	$7,500	5.00%	Glencore Grain B.V., Rotterdam	25-Dec-14	12-Jan-16
			$4,600	5.00%	Transgrain Shipping B.V., Rotterdam	15-Jan-16	15-Dec-16 - 30-Mar-17
	2001 75,311
4	ALCYON	A	$7,600	5.00%	Transgrain Shipping B.V., Rotterdam	22-Aug-15	22-Apr-16 - 22-Jul-16
	2001 75,247
5	TRITON	A	$9,250	5.00%	Glencore Grain B.V., Rotterdam	24-Oct-14	6-Oct-15	4
			$6,800	5.00%		28-Oct-15	13-Sep-16 - 28-Dec-16
	2001 75,336
6	OCEANIS	A	$7,200	5.00%	Glencore Grain B.V., Rotterdam	11-May-15	19-Mar-16 - 29-Mar-16	5
	2001 75,211
7	THETIS	B	$7,000	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	14-Jul-15	14-Jun-16 - 14-Sep-16
	2004 73,583
8	PROTEFS	B	$6,250	5.00%	Glencore Grain B.V., Rotterdam	3-Apr-15	18-Feb-16	6
			$4,500	5.00%	Transgrain Shipping B.V., Rotterdam	23-Feb-16	8-Feb-17 - 23-Jun-17
	2004 73,630
9	CALIPSO	B	$6,000	5.00%	China Shipping Bulk Carrier Co., Ltd., Hong Kong	9-Jun-15	9-Apr-16 - 9-Aug-16
	2005 73,691
10	CLIO	B	$6,500	5.00%	Transgrain Shipping B.V., Rotterdam	4-Aug-15	4-May-16 - 4-Aug-16
	2005 73,691
11	NAIAS	B	$6,800	4.75%	Cargill International S.A., Geneva	12-Jul-15	12-May-16 - 12-Aug-16	7
	2006 73,546
12	ARETHUSA	B	$7,100	5.00%	Glencore Grain B.V., Rotterdam	5-Mar-15	11-Mar-16 - 5-May-16	5,8
	2007 73,593
13	ERATO	C	$7,100	5.00%	Glencore Grain B.V., Rotterdam	9-Mar-15	12-Mar-16 - 9-May-16	5
	2004 74,444
14	CORONIS	C	$6,500	5.00%	Sandgate Maritime Ltd	3-Jul-15	3-Apr-16 - 3-Jul-16
	2006 74,381
15	MELITE	D	$7,250	5.00%	Glencore Grain B.V., Rotterdam	29-Jan-15	13-Oct-15
			$7,250	4.75%	Cargill International S.A., Geneva	13-Oct-15	13-Sep-16 - 13-Dec-16
	2004 76,436
16	MELIA	D	$7,050	5.00%	Bunge S.A., Geneva	19-May-15	24-Oct-15
			$7,200	5.00%	Nidera S.P.A., Roma	24-Oct-15	24-Nov-16 - 24-Feb-17
	2005 76,225
17	ARTEMIS		$7,500	5.00%	China Shipping Bulk Carrier Co., Ltd., Hong Kong	16-Aug-15	16-May-16 - 16-Aug-16
	2006 76,942
18	LETO		$7,100	4.75%	Cargill International S.A., Geneva	19-Jun-15	4-Sep-16 - 3-Jan-17
	2010 81,297
19	SUNSHINE	E	-	-	-	-	- - -	9,10
	(tbr. SELINA)
	2010 75,700
20	MANZONI	E	-	-	-	-	- - -	9,10
	(tbr. MAERA)
	2013 75,403
21	INFINITY 9		-	-	-	-	- - -	9,10
	(tbr. ISMENE)
	2013 77,901
22	CRYSTALIA	F	$9,000	5.00%	Glencore Grain B.V., Rotterdam	29-Aug-15	29-Jun-16 - 29-Sep-16
	2014 77,525
23	ATALANDI	F	$8,000	5.00%	Glencore Grain B.V., Rotterdam	21-May-15	21-Mar-16 - 21-Apr-16	5
	2014 77,529
	4 Kamsarmax Bulk Carriers
24	MAIA	G	$12,000	5.00%	RWE Supply & Trading GmbH, Essen	29-Sep-14	13-Nov-15
			$7,500	5.00%		13-Nov-15	13-Apr-17 - 13-Jul-17
	2009 82,193
25	MYRSINI	G	$8,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	18-Feb-15	7-Mar-16	5,11
	2010 82,117
26	MEDUSA	G	$7,450	4.75%	Clearlake Shipping Pte. Ltd., Singapore	2-Jun-15	2-Apr-16 - 2-Aug-16	11
	2010 82,194
27	MYRTO	G	$9,850	5.00%	Glencore Grain B.V., Rotterdam	5-Jan-15	24-Dec-15
			$6,000	4.75%	Cargill International S.A., Geneva	24-Dec-15	24-Oct-16 - 8-Feb-17
	2013 82,131

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
BUILT DWT

	3 Post-Panamax Bulk Carriers
28	ALCMENE		$6,750	5.00%	ADM International Sarl, Rolle, Switzerland	13-May-15	13-Feb-17 - 2-Jun-17
	2010 93,193
29	AMPHITRITE	H	$7,700	5.00%	Bunge S.A., Geneva	15-Jul-15	30-Apr-17 - 30-Aug-17
	2012 98,697
30	POLYMNIA	H	$7,500	5.00%	Vroon Dry Cargo Chartering B.V., Breskens	17-Jan-15	15-Dec-15	12
			$5,650	4.75%	Cargill International S.A., Geneva	15-Dec-15	30-Nov-16 - 15-Mar-17
	2012 98,704
	14 Capesize Bulk Carriers
31	NORFOLK		$10,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	4-Mar-15	4-Apr-16 - 4-Aug-16	11
	2002 164,218
32	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	16-Jan-16	13
			$5,300	5.00%	SwissMarine Services S.A., Geneva	16-Jan-16	16-Dec-16 - 16-Mar-17
	2005 180,235
33	BALTIMORE		$15,000	5.00%	RWE Supply & Trading GmbH, Essen	8-Jul-13	8-Jul-16 - 8-Jan-17
	2005 177,243
34	SALT LAKE CITY		BCI 4TCs AVG + 3.5%	5.00%	K Noble Hong Kong Ltd., Hong Kong	7-Feb-15	7-Nov-16 - 7-Feb-17
	2005 171,810
35	SIDERIS GS	I	$10,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	22-Feb-15	22-Dec-15
			$6,500	5.00%		22-Dec-15	22-Jan-17 - 7-Jul-17
	2006 174,186
36	SEMIRIO	I	$10,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	20-Feb-15	6-Feb-16	14
			$4,800	5.00%	SwissMarine Services S.A., Geneva	6-Feb-16	6-Jan-17 - 6-May-17
	2007 174,261
37	BOSTON	I	$13,000	4.75%	Clearlake Shipping Pte. Ltd., Singapore	9-Aug-15	25-May-17 - 24-Oct-17	11
	2007 177,828
38	HOUSTON	I	$12,750	5.00%	RWE Supply & Trading GmbH, Essen	4-Jan-15	29-Jan-16
			$5,150	5.00%	SwissMarine Services S.A., Geneva	29-Jan-16	29-Dec-16 - 29-Mar-17
	2009 177,729
39	NEW YORK	I	$12,850	4.75%	Clearlake Shipping Pte. Ltd., Singapore	17-Dec-14	3-Feb-16	11,15
			$5,200	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	3-Feb-16	3-Jan-17 - 18-May-17
	2010 177,773
40	SEATTLE	J	$7,300	4.75%	SwissMarine Services S.A., Geneva	9-Dec-15	25-Oct-16 - 9-Feb-17	16
	2011 179,362
41	P. S. PALIOS	J	$13,000	5.00%	RWE Supply & Trading GmbH, Essen	18-Sep-15	31-Dec-16 - 31-Mar-17
	2013 179,134
42	G. P. ZAFIRAKIS	K	$25,250	5.00%	RWE Supply & Trading GmbH, Essen	23-Aug-14	14-Feb-16
			$6,500	5.00%		14-Feb-16	14-May-17 - 14-Aug-17
	2014 179,492
43	SANTA BARBARA	K	$12,000	5.00%	RWE Supply & Trading GmbH, Essen	13-Jan-15	18-Dec-15
			$7,500	5.00%		18-Dec-15	18-Dec-16 - 18-Mar-17
	2015 179,426
44	NEW ORLEANS		$11,650	5.00%	SwissMarine Services S.A., Geneva	11-Nov-15	11-Oct-16 - 26-Feb-17
	2015 180,960

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
BUILT DWT

	2 Newcastlemax Bulk Carriers
45	LOS ANGELES	L	$18,000	5.00%	EDF Trading Limited, UK	9-Feb-12	9-Dec-15
			$7,750	5.00%	SwissMarine Services S.A., Geneva	9-Dec-15	24-Nov-16 - 24-Mar-17
	2012 206,104
46	PHILADELPHIA	L	$18,000	5.00%	EDF Trading Limited, UK	17-May-12	20-Jan-16	17
			$6,450	5.00%	RWE Supply & Trading GmbH, Essen	20-Jan-16	20-Dec-16 - 20-Mar-17
	2012 206,040
	3 Vessels Under Construction
47	HULL No. DY6006		-	-	-	-	- - -	18
	(tbn. PHAIDRA)
	2016 82,000
48	HULL No. H2548	M	-	-	-	-	- - -	18
	(tbn. SAN FRANCISCO)
	2016 208,500
49	HULL No. H2549	M	-	-	-	-	- - -	18
	(tbn. NEWPORT NEWS)
	2016 208,500
________________________

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same le tter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Vessel off-hire for drydocking from September 13, 2015 to October 6, 2015.
2 Glencore Grain B.V., Rotterdam has agreed to compensate the owners for the early redelivery of the vessel till the minimum agreed redelivery date, December 16, 2015.
3 Vessel on scheduled drydocking from January 8, 2016 to February 4, 2016.
4 Vessel on scheduled drydocking from October 6, 2015 to October 28, 2015.
5 Based on latest information.
6 Glencore Grain B.V., Rotterdam has agreed to compensate the owners for the early redelivery of the vessel till the minimum agreed redelivery date, March 3, 2016.
7 Vessel off-hire for drydocking for approximately 24 days.
8 During December 2015, the vessel was off-hire for drydocking for approximately 17 days.
9 Expected date of delivery to the Company by the end of March 2016.
10 Consummation of the purchase is subject to the Company obtaining satisfactory bank financing from the sellers' existing lenders.
11 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
12 Charter included a one time gross ballast bonus payment of US$237,500.
13 Minmetals Logistics Group Co. Ltd., Beijing has agreed to compensate the owners for the early redelivery of the vessel till the minimum agreed redelivery date, February 1, 2016.
14 Rio Tinto Shipping (Asia) Pte., Ltd., Singapore has agreed to compensate the owners for the early redelivery of the vessel till the minimum agreed redelivery date, February 20, 2016.
15 Clearlake Shipping Pte. Ltd., Singapore has agreed to compensate the owners for the early redelivery of the vessel till the minimum agreed redelivery date, February 17, 2016.
16 Vessel for scheduled drydocking from November 16, 2015 to December 9, 2015.
17 As per relevant charterparty, EDF Trading Limited, UK has agreed to pay US$18,000 per day till the minimum agreed redelivery date, i.e. January 17, 2016. The gross charter rate was amended to US$8,500 per day till January 20, 2016 (approximately 3 days).

18 Year of delivery and dwt are based on shipbuilding contract.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$38,285	$46,134	$157,712	$175,576
Voyage expenses	3,424	3,457	15,528	10,665
Vessel operating expenses	23,578	22,336	88,272	86,923
Net loss	(22,497)	(6,235)	(64,713)	(10,268)
Net loss attributed to common stockholders	(23,939)	(7,677)	(70,482)	(15,348)
FLEET DATA
Average number of vessels	42.1	39.0	40.8	37.9
Number of vessels	43.0	39.0	43.0	39.0
Weighted average age of vessels	7.4	7.1	7.4	7.1
Ownership days	3,870	3,588	14,900	13,822
Available days	3,802	3,530	14,600	13,650
Operating days	3,795	3,501	14,492	13,564
Fleet utilization	99.8%	99.2%	99.3%	99.4%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$9,169	$12,090	$9,739	$12,081
Daily vessel operating expenses (2)	$6,093	$6,225	$5,924	$6,289
______________________________

(1)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, March 2, 2016.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13630282.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014

REVENUES:				(audited)
Time charter revenues	$38,285	$46,134	$157,712	$175,576

EXPENSES:
Voyage expenses	3,424	3,457	15,528	10,665
Vessel operating expenses	23,578	22,336	88,272	86,923
Depreciation and amortization of deferred charges	19,794	18,291	76,333	70,503
General and administrative expenses	7,461	7,481	25,335	26,217
Management fees to related party	320	-	405	-
Foreign currency gain	(427)	(248)	(984)	(528)
Operating loss	(15,865)	(5,183)	(47,177)	(18,204)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(4,871)	(2,166)	(15,555)	(8,427)
Interest and other income	517	884	3,152	3,627
Income from derivative instruments	-	-	-	68
Income/(loss) from equity method investments	(2,278)	230	(5,133)	12,668
Total other income / (expenses), net	(6,632)	(1,052)	(17,536)	7,936

Net loss	(22,497)	$(6,235)	$(64,713)	$(10,268)

Dividends on series B preferred shares	(1,442)	(1,442)	(5,769)	(5,080)

Net loss attributed to common stockholders	(23,939)	(7,677)	(70,482)	(15,348)

Loss per common share, basic and diluted	$(0.30)	$(0.10)	$(0.89)	$(0.19)

Weighted average number of common shares, basic and diluted	79,681,727	79,595,251	79,518,009	81,292,290

	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
				(audited)
Net loss	$(22,497)	$(6,235)	$(64,713)	$(10,268)
Other comprehensive income / (loss) (Actuarial gain/(loss))	1,016	(911)	1,016	(911)
Comprehensive loss	$(21,481)	$(7,146)	$(63,697)	$(11,179)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	2015	2014
ASSETS	(unaudited)	(audited)

Cash and cash equivalents	$193,218	$218,901
Other current assets	21,795	19,333
Advances for vessels under construction and acquisitions and other vessel costs	44,514	29,500
Vessels' net book value	1,440,803	1,373,133
Other fixed assets, net	23,489	23,887
Due from related parties, non-current	43,750	50,866
Equity method investments	62,487	67,546
Other non-current assets	6,909	3,956
Total assets	$1,836,965	$1,787,122

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt, net of deferred financing costs, current	$58,889	$98,092
Long-term debt, net of current portion and deferred financing costs, non-current	559,087	405,522
Other non-current liabilities	623	1,282
Total stockholders' equity	1,218,366	1,282,226
Total liabilities and stockholders' equity	$1,836,965	$1,787,122

OTHER FINANCIAL DATA (unaudited)
	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
				(audited)
Net Cash provided by operating activities	$1,493	$12,500	$23,945	$44,910
Net Cash used in investing activities	(78,219)	(11,411)	(155,637)	(152,513)
Net Cash provided by financing activities	$27,424	$16,636	$106,009	$85,871